UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATON UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

MADISON ENTERPRISES GROUP, INC.
(Exact name or registrant as specified in its charter)

Delaware	333-142666	20-8380322
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

330 Madison Ave.
6th Floor
New York, New York 10017
(Address of Principal Executive Offices, Including Zip Code)

212-330-8035
(Registrant's Telephone Number, Including Area Code)

Common stock, par value $.001
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                              ☐
Rule 12g-4(a)(2)                                              ☐
Rule 12h-3(b)(1)(i)                                          ☒
Rule 12h-3(b)(1(ii)                                           ☐
Rule 15d-6                                                        ☐

Approximate number of holders of record as of the certification or notice date: Thirty six (36)

Pursuant to the requirements of the Securities Exchange Act of 1934, Madison Enterprises Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: April 23, 2013

                                                                                                          By: /s/ Alan P. Fraade
Alan P. Fraade, Corporate Counsel